Exhibit 99.1

Bellatrix confirms 2014 guidance, announces an increase in its credit facilities and layers in additional commodity fixed price contracts for 2014

TSX, NYSE MKT: BXE

CALGARY, Dec. 12, 2013 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to confirm its 2014 guidance and announce that  it has completed its mid-year review of its 2013 credit facilities and provides an update of its recent commodity price risk management activities.

2013 has been an extraordinary year earmarked by significant production growth, announcing three separate joint ventures designed to accelerate our program on a promoted basis, an equity financing, redemption of its convertible debentures and closing on December 11, 2013 of an impactful corporate acquisition.  These strategic transactions strengthen the Company by accelerating our ability to provide shareholder value accretion.

2014 Guidance

Bellatrix expects its 2013 calendar year average daily production will be +/- 22,250 boe/d and that its  exit rate guidance will be +/- 40,000 boe/d with total crude oil, condensate and NGLs at exit at approximately 37%.

Since November 2013 and for all of 2014, Bellatrix plans to continue to be active in drilling with 10 rigs operating in its two core resource plays, the Cardium oil and Mannville condensate rich gas, utilizing horizontal drilling multi-fracturing technology.  With the closing of the acquisition of Angle Energy Inc. ("Angle") in December 2013, an initial gross budget of $610 million (including JV partner capital) for a net capital budget of $370 million has been set for fiscal 2014.   Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds and normal production declines, execution of the 2014 budget is anticipated to provide 2014 average daily production of approximately +/- 44,000 boe/d and an exit rate of approximately +/- 47,000 boe/d.

The net capital budget of $370 million is comprised of drilling and completion costs of $250 million; facility and infrastructure costs of $100 million and land, geological and other related costs of $20 million.  The Company plans to drill/participate in 146 gross (76.27 net) wells in 2014 resulting in 115 gross (65.71 net) Cardium oil wells and 31 gross (10.56 net) Mannville condensate rich gas wells.

Increased Credit Facilities

A syndicate of lenders led by National Bank of Canada recently completed its semi-annual borrowing base review for November 30, 2013.   Based on Bellatrix's 2013 mid-year review, effective December 11, 2013, the Company's borrowing base was increased by $245 million to $500 million. This 96% increase from the previous borrowing base of $255 million is a direct result of Bellatrix's closing of its acquisition of Angle, as well as, the  strong 2013 drilling results which delivered significant reserves and production growth in the first half of 2013.

Effective December 11, 2013, the Company's credit facilities were increased to $500 million (subject to the semi-annual borrowing base test on May 31 and November 30 each year), available on an extendible revolving term basis.  The credit facilities are available on a fully revolving basis until June 24, 2014 (subject to annual extension at the option of the lenders), and if not extended, will be due in full 366 days thereafter.  The expanded credit facilities consist of a $50 million operating facility provided by a Canadian bank and a $450 million syndicated facility provided by nine financial institutions. The increased credit facilities will be available to finance Bellatrix's ongoing capital expenditures, working capital requirements and for general corporate purposes.   Amounts borrowed under the credit facilities will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 1.00% and 3.50%, depending on the type of borrowing and the Company's debt to cash ratio. A standby fee is charged of between 0.50% and 0.875% on the undrawn portion of the credit facilities, depending on the Company's debt to cash flow ratio.

The credit facilities are secured by a $1 billion debenture containing a first ranking charge and security interest. Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

Additional 2014 Price Risk Management Contracts

In summary, Bellatrix has the following crude oil and natural gas commodity price risk management contracts in place for 2014.  The conversion of $/GJ to $/mcf is based on an average corporate heat content of 40.8 Mj/m3. The conversion to CDN$ from US$ is based on an exchange rate of $0.94 CDN/US.

Product	Term	Volume	Average Price
Crude Oil	Jan 1, 2014 to Dec. 31, 2014	6,000 bbl/d	$97.07 CDN/bbl
Natural gas	Jan. 1, 2014 to Jun. 30, 2014	47.8 mmcf/d	$3.84 CDN/mcf
Natural gas	Jul. 1, 2014 to Dec 31,, 2014	34.8 mmcf/d	$3.97 CDN/mcf

Bellatrix recently entered into two commodity price risk management contracts consisting of two natural gas fixed price swaps for 20,000 GJ/d and 20,000 GJ/d respectively for the period January 1, 2014 to December 31, 2014 at a prices of CDN$3.30/GJ (CDN$3.78/mcf) and CDN$3.60/GJ (CDN$4.13/mcf). In addition, Bellatrix assumed  crude oil hedges as part of the acquisition of Angle, which includes three crude oil fixed price contracts for 500 bbl/d each, for the period January 1, 2014 to December 31, 2014, at prices of US $93.30/bbl, US $95.00/bbl and CDN $98.30/bbl respectively. Bellatrix also recently bought back 1,500 bbl/d of 2014 call options of US $105.00 at no cost and entered into two crude oil fixed price contracts for a total volume of 1,500 bbl/d, for the period January 1, 2014 to December 31, 2014.  The first contact was for 1,000 bbl/d at a price of CDN $99.50/bbl and the second contract was for 500 bbl/d at CDN $99.60/bbl.

As at December 11, 2013, Bellatrix has entered into commodity price risk management arrangements for 2014 as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	Jan. 1, 2014 to Dec. 31, 2014	500 bbl/d	$93.30 US	$93.30 US	WTI
Crude oil fixed	Jan. 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$94.00 CDN	$94.00 CDN	WTI
Crude oil fixed	Jan. 1, 2014 to Dec. 31, 2014	500 bbl/d	$95.00 US	$95.00 US	WTI
Crude oil fixed	Jan. 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$95.22 CDN	$95.22 CDN	WTI
Crude oil fixed	Jan. 1, 2014 to Dec. 31, 2014	500 bbl/d	$98.30 CDN	$98.30 CDN	WTI
Crude oil fixed	Jan. 1, 2014 to Dec. 31, 2014	1,000 bbl/d	$99.50 CDN	$99.50 CDN	WTI
Crude oil fixed	Jan. 1, 2014 to Dec. 31, 2014	500 bbl/d	$99.60 CDN	$99.60 CDN	WTI
Crude oil call options	Jan. 1, 2014 to Dec. 31, 2014	1,500 bbl/d	-	$105.00 US	WTI
Natural gas fixed	Apr. 1, 2013 to Jun. 30, 2014	15,000 GJ/d	$3.05 CDN	$3.05 CDN	AECO
Natural gas fixed	Jan. 1, 2014 to Dec. 31, 2014	20,000 GJ/d	$3.30 CDN	$3.30 CDN	AECO
Natural gas fixed	Jan. 1, 2014 to Dec. 31, 2014	20,000 GJ/d	$3.60 CDN	$3.60 CDN	AECO

Bellatrix continues to focus on growth by development of its core Cardium and Notikewin/Falher assets utilizing its large inventory of geological prospects. The Company has developed an inventory of 742 net remaining Cardium locations, 381 net Notikewin/Falher and 128 Mannville locations representing a net remaining investment of $4.97 billion (based on current costs). Bellatrix has approximately 424,452 net undeveloped acres and including all opportunities of approximately 2,000 net exploitation drilling opportunities identified, with capital requirements of $10.1 billion representing over 30 years of drilling inventory based on current annual cash flow and costs.  The Company continues to focus on adding Cardium and Notikewin prospective lands.

The Company's current corporate presentation is available at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange ("TSX") under the symbols BXE and BXE.DB.A, respectively and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

Forward looking statements: Certain information set forth in this news release, including management's assessments of the future plans and operations including anticipated 2013 average daily production and exit rate, anticipated 2014 average daily production and exit rate, 2014 capital expenditure budget and nature of expenditures and drilling inventory and costs and time to develop may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Conversion: The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions herein are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

SOURCE: Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 - 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

CO: Bellatrix Exploration Ltd.

CNW 02:05e 12-DEC-13